Exhibit 99.1
Silvercorp Metals Inc. Announces its Intention to Make an Offer to Acquire Klondex Mines Ltd.
Silvercorp Metals Inc. (TSX: SVM, NYSE Amex: SVM) (“Silvercorp”) announced today that it intends to make an offer to acquire all of the outstanding common shares of Klondex Mines Ltd. (TSX: KDX) (“Klondex”). Pursuant to the offer, Klondex shareholders will be entitled to receive 0.50 common shares of Silvercorp for each Klondex common share validly tendered to the offer, representing approximately C$2.18 per Klondex common share (based on Silvercorp’s closing share price as at June 5, 2009). The offer represents a premium of 59% to Klondex’s closing share price as at June 5, 2009 (based on Silvercorp’s closing share price as of the same day), and a premium of 63% to Klondex’s 20-day volume weighted average price as at June 5, 2009 (based on Silvercorp’s 20-day volume weighted average price as of the same day).
Highlights of the Offer
•	0.50 Silvercorp common shares per Klondex common share, valuing Klondex at approximately C$70 million on a fully diluted basis

•	Provides Klondex shareholders with a significant premium and enhanced trading liquidity

•	Opportunity to enhance and accelerate the development of the Fire Creek property, in Nevada, U.S.A., through a dedicated Silvercorp team with a proven track record of successfully permitting, developing and operating narrow-vein underground mines

•	Opportunity for Klondex shareholders to meaningfully participate in the future potential of the Fire Creek property and Silvercorp’s existing portfolio of high-margin assets

•	Attractive complement to Silvercorp’s existing growth pipeline, offering geographic diversification and a platform for future high-margin growth in the Americas

•	Opportunity for Silvercorp to leverage its financial strength and its proven high-grade, narrow-vein development and operational expertise

•	Expected to be accretive to Silvercorp’s net asset value per share
Klondex’s principal asset is the Fire Creek property which is strategically located between the past producing Mule Canyon Mine to the north and the Pipeline and Cortez gold deposits to the south. Klondex’s press release dated April 1, 2009 discloses Fire Creek has an Indicated Mineral Resource estimated at 5,043,033 metric tons averaging 10.11 grams per metric ton (gpt) for 1,639,822 ounces of gold equivalent using a cut-off grade of 5.0 gpt. At a cut-off grade of 8.0 gpt there is an Indicated Mineral Resource of

2,408,299 metric tons averaging 16.42 gpt for 1,271,392 ounces of gold equivalent. The press release also discloses that at a 5.0 gpt cut-off grade there is an Inferred Mineral Resource estimated at 1,833,423 metric tons averaging 8.63 gpt for an additional 508,799 ounces of gold equivalent. At a cut-off grade of 8.0 gpt there is an Inferred Mineral Resource estimate of 1,074,308 metric tons averaging 13.57 gpt for an additional 468,856 ounces of gold equivalent.
Dr. Rui Feng, Chairman and Chief Executive Officer of Silvercorp, said, “We view Fire Creek as an attractive complement to our growth pipeline given its size, existing resource and the additional resource potential we believe exists at the property. It fits perfectly with our strategy of focusing on growth via the development and operation of high-grade, narrow-vein deposits offering reasonable development capital profiles and the potential for attractive margins, financed with internal cash flows.”
Dr. Feng also added, “We were unsuccessful in our efforts to engage Klondex in discussions regarding a negotiated transaction, and as a result we are presenting our proposal directly to Klondex shareholders. We believe our offer reflects the fair value of Klondex and offers an attractive premium to Klondex shareholders. We intend to rapidly progress the development of Fire Creek to maximize the benefit for all post-transaction Silvercorp shareholders.”
Details of the Offer
Full details of the offer will be contained in a formal offer and take-over bid circular to be filed with securities regulatory authorities and mailed to Klondex shareholders. Silvercorp has formally requested a list of Klondex shareholders and expects to formally launch its offer during the week of June 15, 2009. The offer will remain open for at least 35 days following the commencement of the offer.
The offer will be subject to certain conditions including a minimum tender threshold of 66 2/3%, receipt of all required regulatory approvals and third-party consents, the absence of any material adverse change in Klondex, the absence of certain prohibited activities on the part of Klondex (including share issuances, material debt issuances, acquisitions and dispositions) between the date hereof and the expiry of the offer, no untrue statements or omissions in Klondex’s public disclosure and Klondex’s shareholder rights plan being waived, invalidated or cease traded. Following the successful completion of the offer, Silvercorp intends to take all necessary steps to acquire any Klondex shares that remain outstanding.
This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Silvercorp or Klondex. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.
If such an offer is commenced, Silvercorp will also file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which will include the offer and take-over bid circular relating to the Klondex offer. SILVERCORP URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Silvercorp with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, once they have been mailed, from Silvercorp’s website or by directing a request to Silvercorp’s investor relations department by telephone at 1-888-224-1881, fax 604-669-9387 or e-mail info@silvercorp.ca or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-888-518-6832.
Advisors and Counsel
Silvercorp has retained BMO Capital Markets as its financial advisor in connection with the offer. Legal advice is being provided to Silvercorp by Blake, Cassels & Graydon LLP in Canada and Greenberg Traurig LLP in the United States. Kingsdale Shareholder Services is acting as information agent for the offer.
Investor Conference Call and Webcast
A conference call with a simultaneous webcast presentation has been scheduled for Monday, June 8, 2009 at 11:00 am Eastern Daylight Time to discuss the offer. Members of the investment community may participate by dialing 1-800-288-8975 within North America and 1-612-332-0226 outside of North America.
The presentation slide show will be available in PDF format for download from the Silvercorp website at www.silvercorp.ca in advance of the call.
A replay will be available approximately two hours after completion of the conference call until July 8, 2009 by dialing 1-800-475-6701 within North America and 1-320-365-3844 outside of North America and entering the pass code 103737.
For further information, please contact:
Lorne Waldman
Corporate Secretary
Silvercorp Metals Inc.
Suite 1378 — 200 Granville Street
Vancouver, BC
Canada, V6C 1S4
Telephone: 604-669-9397
Fax: 604-669-9387
Toll Free: 1-888-224-1881
Email: info@silvercorp.ca
About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, Gaocheng and Shimentou properties in the Guangdong Province of China, to commence production from mining operations of silver, lead and zinc. Silvercorp is the largest primary silver producer operating in China. Silvercorp’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indices.

Cautionary Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Silvercorp’s intention with respect to a proposed offer to acquire Klondex; the proposed terms of such an offer; the business, operations and financial performance and condition of each of Silvercorp, Klondex and the proposed combined company and the estimation of mineral resources of Silvercorp, Klondex and the proposed combined company.
Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: Silvercorp’s assessment of the effect of an offer on Silvercorp and on the shareholders of Klondex, the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; the ability of Silvercorp to advance development of the Fire Creek gold project; gold and silver price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Silvercorp’s most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp’s business contained in Silvercorp’s reports filed with the securities regulatory authorities in Canada and the United States.
The shares of Silvercorp Metals Inc. trade on the Toronto Stock Exchange (TSX: SVM) and the NYSE Amex (SVM). Neither the TSX nor the NYSE Amex have approved or disapproved the form or content of this release.

Cautionary Note To U.S. Investors Concerning Estimates Of Measured, Indicated And Inferred Resources
This press release uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.